UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

RidersShare Inc

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

July 13, 2015

Physical Address of Issuer:

964 Springdale Road, Austin, TX 78702, United States

Website of Issuer:

https://www.riders-share.com/

Current Number of Employees:

6

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$564,729	$401,669
Cash & Cash Equivalents	$338,400	$74,068
Accounts Receivable	$0	$45,645
Current Liabilities	$1,007,159	$1,309,589
Long-term Debt	$1,400,500	$3,245,180
Revenues/Sales	$3,412,136	$1,968,009
Cost of Goods Sold*	$2,370,439	$1,714,061
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(934,819)	$(2,057,277)

*Cost of Revenue

Table of Contents

RidersShare Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by RidersShare Inc ("**StayFi,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.riders-share.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Guillermo Francisco Cornejo
_____
(Signature)

Guillermo Francisco Cornejo
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Guillermo Francisco Cornejo
_____
(Signature)

Guillermo Francisco Cornejo
_____
(Name)

Director
_____
(Title)

April 21, 2023
_____
(Date)

/s/ David Stewart
_____
(Signature)

David Stewart
_____
(Name)

Director
_____
(Title)

April 21, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 21, 2023

RidersShare Inc



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

RidersShare Inc, doing business as Riders Share (the "Company") is the "Airbnb of motorcycles". The Company offers an online marketplace for motorcycle rentals. We make it possible by providing insurance, vetting riders with machine learning and more trust building features. The Company has the largest variety of motorcycles available for rent in the world.

The Company was originally formed as a Texas limited liability company on September 26, 2014, named RidersShare LLC. On July 13, 2015, the Company was converted into a Delaware corporation named RidersShare Inc. The Company is headquartered and qualified to conduct business in Texas, along with several other jurisdictions. The Company sells its products through the internet throughout the United States.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users to our marketplace, or if our marketplace clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an online marketplace for motorcycle rentals. We make it possible by providing insurance, vetting riders with machine learning and more trust building features. The amount of users of our marketplace and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our marketplace and the products offered. If clients do not perceive our marketplace or products provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Description of the Business

RidersShare Inc, doing business as Riders Share (the "Company") is the "Airbnb of motorcycles". The Company offers an online marketplace for motorcycle rentals. We make it possible by providing insurance, vetting riders with machine learning and more trust building features. The Company has the largest variety of motorcycles available for rent in the world.

The Company was originally formed as a Texas limited liability company on September 26, 2014, named RidersShare LLC. On July 13, 2015, the Company was converted into a Delaware corporation named RidersShare Inc. The Company is headquartered and qualified to conduct business in Texas, along with several other jurisdictions. The Company sells its products through the internet throughout the United States.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Motorcycle Rentals	Rentals of motorcycles to users. The Company provides insurance and vets riders with machine learning and more trust building features.	Direct-to-consumer market for people wanting to rent motorcycles when they travel, to test ride, or because they quit ownership.

Competition

The markets in which our products are sold are highly competitive. Product quality, performance and value are also important differentiating factors.

The Company's primary competitors include Eagle Rider and Hertz Ride. Additionally, there are smaller competitors in the peer to peer rentals space.

Customer Base

The Company has over 250,000 signed up users from the U.S. and inbound tourism. These users are motorcyclists with an average age of 42, which is over 10 years younger than the average new motorcycle buyer. Most customers are avid riders traveling by plane and away from their own motorcycles. Others are test riding before they buy, and finally many are renting instead of owning for the convenience and cost.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,293,469	"RS"	Words, Letters and/or Numbers in Stylized Form	July 30, 2020	March 16, 2021	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

From time to time, and in the normal course of its business, the Company may be named as a party to insurance liability claims generally related to accidents and property damage where the Company's customers are involved. Additionally, the Company may also provide legal counsel and assist customers who have been named as a party to insurance liability claims while using the Company's motorcyles. The Company currently is involved in several outstanding litigation matters in this area, only one of which the Company is a named party and the others where the Company is not a named party but has been providing legal counsel assistance.

The first matter is in the Superior Court of the State of California and involves the Company as a named defendant. The plaintiff was a customer who was involved in a crash and claimed deficiencies with the rented motorcycle. The plaintiff was unable to provide such evidence to counter the Company's submitted evidence that the motorcycle was not deficient. The plaintiff has agreed to dismiss the claim and the Company is awaiting formal approval of the court dismissing the case.

The second matter is in the Newport News City Circuit Court of Virginia and results from damages due to a multi-vehicle crash and issues due to the uninsured status of the non-renter party. The Company does not believe its costs related to this matter will be material.

The third matter is in the Supreme Court of the State of New York, County of Kings, and relates to a claim by the plaintiff alleging damages due to an accident with a Company renter. The defendants believe this claim is without merit and that liability rests with the plaintiff. A request for dismissal has been filed and is awaiting a decision by the court. The Company's costs related to this matter are solely for attorney's fees.

Additionally, in December 2022, the Company received notice of a class action claim filed against it in the United States District Court for Middle District of Florida pursuant to claims under the Telephone Consumer Protection Act and the Florida Telephone Solicitation Act. Plaintiff's claims arise from alleged unsolicited telemarketing calls received from and/or on behalf of the Company. The Company believes that it has not violated these named acts and intends to defend this class action claim vigorously. No estimate as to potential exposure can be estimated at this time.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Guillermo Francisco Cornejo	CEO, Co-Founder and Director	CEO and Co-Founder of RidersShare Inc, 2015 – Present Responsible for strategy and general CEO responsibilities	Texas Christian University, B.S/B.A, International Economics and Political Science, 2010
Brendon Lamb	CTO and Co-Founder	CTO and Co-Founder of RidersShare Inc, 2016 – Present Responsible for product development and software, and lead full-stack developer.	Attended HACC, Web Development, 2008-2010
David Stewart	Director	Director of RidersShare Inc, 2020 – Present Responsible for Board oversight Partner at LiveOak Venture Partners, 2019 - Present Responsible for sourcing and evaluating investments and providing strategic guidance to portfolio companies	Yale University, School of Management, MBA, 2005 Yale University, B.A., Latin American and International Studies, 2002

Biographical Information

Guillermo Francisco Cornejo: Guillermo is the CEO, Co-Founder and Director of the Company. Guillermo launched the Company using his savings and credit cards, which entailed obtaining the first insurance policy for peer to peer motorcycle rentals and recruiting his CTO, Brendon Lamb. He attended a full time MBA program at UCLA Anderson School of Management while simultaneously leading the Company to an annual gross merchandise value of $1.8M and raising a total of $850k in pre-seed capital. He and Brendon then attended Techstars Los Angeles, where they learned tech company best practices before raising a seed round from LiveOak Venture Capital. LiveOak surrounded the team with excellent advisors from Turo, VRBO, Uber, etc. to improve the quality of the execution. Prior to starting the Company, Guillermo worked as a Manager II in Data Analytics for Hyundai Capital where he led a team of data scientists to optimize the performance of the Collections department. Prior to that he worked in Financial Planning & Analysis, where he was responsible for the Commercial unit planning and ensuring the ERP was working correctly. Guillermo's first role at Hyundai Capital was as a Sr. Pricing Analyst for the Commercial department, where he took a 2 week process owned by 5 people and turned it into a 5 minutes automated process by one person using SQL. Because of his performance, he was moved to different departments and was on track to become the youngest Director in the company prior to leaving to start the Company. Prior to Hyundai Capital, Guillermo worked as a Pricing Analyst II for General Motors Financial. He was quickly promoted to II after proactively building a robust model for price sensitivity to interest rates by risk tier. In addition to pricing subprime auto loans and leases, Guillermo was part of the team that launched GMF's first Prime products. GMF (as Americredit) was the only auto finance company to successfully securitize subprime auto loans during the Great Recession, and although subprime was only 20% of loans it resulted in 60% of profits. This is where Guillermo got the idea for powersports rentals as an analogue to subprime and car rentals to prime: through elite risk management, you could gain pricing power and less competition, yielding higher profits than the larger prime market. Guillermo started his career as a contractor for Nissan Motors Acceptance Corporation, working as a Strategy Analyst in the Remarketing department. He helped create KPIs and optimize the sales of 200,000 vehicles annually at auctions, including forecasting residual values. He also designed leasing policies to mitigate residual risk, and helped price the first lease for an EV, the Nissan Leaf. Guillermo obtained dual degrees in International Economics and Political Science with Cum Laude honors from Texas Christian University. He is an excellent guitar player, decent surfer and loves activities like wake surfing, snowboarding, and motorcycle riding. Guillermo is an avid gamer and student of history. Guillermo was born in Texas but grew up in Lima, Peru so is fluent in Spanish and is quickly forgetting what little French he learned.

Brendon Lamb: Brendon is the CTO and Co-Founder of the Company. His technical experience roots in HTML/JS/CSS/PHP/MySQL, primarily WordPress, but also Magento, Joomla and the Ruby on Rails. In the last decade, Brendon has been hacking, learning & enjoying the JavaScript eco-system, focusing on Node JS application development with React, Meteor and MongoDB. Brendon also managed IT and web infrastructure for hundreds of businesses at various agencies, including his own business. He has also spent many years working closely with digital marketers on technical SEO and conversion optimization solutions. He did this while working at software development agencies YDOP and Williams-Forrest. Some of the brands that Brendon has worked with in the past include Volvo and Mercedes, where he built regional marketing websites, dealership websites and inventory management systems. Other examples of his work include custom furniture ecommerce websites which allow the customer to customize and visualize furniture before entering the purchase order. Brendon thinks of his work much like motorcycling, as a journey. He thinks it is about enjoying the ride start to finish, making things faster, leaner, friendlier and ultimately - creating a better experience for everyone. He also enjoys riding & fixing motorcycles, but most of all, he likes to make things. He enjoys building his own computers and tinkering with the IoT from Raspberry Pi's & Arduino's to production-level computer networks, web-servers, email services & domains.

David Stewart: David is a Director of the Company. He is a Venture Partner at LiveOak Venture Partners. In this capacity, he helps source and evaluate investment opportunities and provides strategic guidance to companies in the LiveOak portfolio. David has been an investor and advisor to over 30 software companies, both independently and in conjunction with other firms, most recently Trinity Ventures, and has over a decade of operating experience in Silicon Valley. Prior to working with Trinity Ventures, David was Chief Business Officer at Turo, which he joined when it acquired SocialStudio, a software company he founded. He has deep domain expertise in product management, stemming from his experience as VP Product at Yammer; Senior Director of Growth at Playdom; and in product marketing and management roles at YouTube and Google. He began his career at the Boston Consulting Group and holds an MBA and B.A. with distinction from Yale University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of (i) 83,789,717 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and (ii) 36,067,467 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). The Preferred Stock consists of (i) 4,277,750 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**") and (ii) 31,789,717 shares of Series A Preferred Stock (the "**Series A Preferred Stock**"). Additionally, the Company has established the 2020 Equity Incentive Plan for which 12,500,000 shares of Common Stock are authorized for issuance thereunder.

As of the date of this Form C-AR, the following shares of capital stock of the Company are issued and outstanding, (i) 25,535,780 shares of Common Stock, (ii) 4,277,750 shares of Series Seed Preferred Stock and (iii) 31,056,326 shares of Series A Preferred Stock. Additionally, the Company has issued and outstanding 5,635,371 options under the 2020 Equity Incentive Plan and has 6,847,099 awards remaining available for issuance thereunder.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	25,535,780
Par Value Per Share	$0.00001
Voting Rights	1 vote per share*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Common Stockholders have a right to elect one member to the Board of Directors. Additionally, Common Stock holders shall vote with the Series A Preferred Stock to elect one additional director. Any additional directors above 3, shall be elected by a majority of the shares of the Preferred Stock and Common Stock voting together as a single class.

Type	Series Seed Preferred Stock
Amount Outstanding	4,277,750
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.08 per share for the Series Seed Preferred Stock; (b) Right to receive dividends when declared, after payment to the Series A Preferred Stock holders, at a rate per annum equal to the greater of (i) 8% of the Series Seed Original Issue Price or (ii) such amount that the holders of the Series Seed Preferred Stock would have received on a pari passu with the Common Stock if such shares of Series Seed Preferred Stock had been converted; (c) Series A Preferred Stock shall have liquidation priority over Series Seed Preferred Stock; (d) After payment to Series A Preferred Stock, Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Right to convert into Common Stock at any time at Original Issue Price, as adjusted; and (f) Automatic conversion into Common Stock upon a closing of a sale of shares of Common Stock to the public of at least $0.588 per share (subject to adjustment) and gross proceeds raised by the Company exceeding $50,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Type	Series A Preferred Stock
Amount Outstanding	31,056,326
Par Value Per Share	$0.00001
Voting Rights	1 vote per share*
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.1176 per share for the Series A Preferred Stock; (b) Right to receive dividends when declared, prior to payment to the Series Seed Preferred Stock holders or Common Stock holders, at a rate per annum equal to the greater of (i) 8% of the Series A Original Issue Price or (ii) such amount that the holders of the Series A Preferred Stock would have received on a pari passu with the Common Stock if such shares of Series A Preferred Stock had been converted; (c) Series A Preferred Stock shall have liquidation priority over Series Seed Preferred Stock; (d) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Right to convert into Common Stock at any time at Original Issue Price, as adjusted; and (f) Automatic conversion into Common Stock upon a closing of a sale of shares of Common Stock to the public of at least $0.588 per share (subject to adjustment) and gross proceeds raised by the Company exceeding $50,000,000; (g) Protective provisions so long as Series A Preferred Stock are outstanding; and (h) Redemption Right.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock which may dilute the Security.

*Series A Preferred Stockholders have a right to elect one member to the Board of Directors. Additionally, Series A Preferred Stockholders shall vote with the Common Stockholders to elect one additional director. Any additional directors above 3, shall be elected by a majority of the shares of the Preferred Stock and Common Stock voting together as a single class.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	5,635,371
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	256,328
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock which may dilute the Security.

Type of security	Convertible Promissory Notes
Principal Amount Outstanding	$900,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Ability to draw down under Convertible Promissory Note up to $900,000; 2. Automatic conversion upon Qualified Financing of at least $3,000,000; 3. The Convertible Notes convert upon a Qualified Financing at the lesser of (a) eighty percent (80%) of the Qualified Financing Price or (b) the price per share as calculated by dividing $12,172,501 by the Fully Diluted Shares; 4. Optional conversion upon Non-Qualified Financing; 5. Automatic conversion at Maturity Date into Preferred Stock at the price of $0.1176 per share (as may be adjusted); and 6. Maturity Date of December 31, 2023, with two additional 9-month extensions. .
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$725,099*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $14,217 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Venture Loan from Silicon Valley Bank
Principal Amount Outstanding	$437,500
Interest Rate and Amortization Schedule	Prime Rate plus 2% Approximate monthly payments of $20,833, subject to interest rate fluctuations
Description of Collateral	Secured
Maturity Date	January 1, 2025

Type	Insurance Premium Financing Loan
Principal Amount Outstanding	$29,804
Interest Rate and Amortization Schedule	11.45% Nine (9) monthly payments of $10,115
Description of Collateral	Unsecured
Maturity Date	July 14, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock*	$3,062,867	30,940,466*	Product Development and General Working Capital	February 10, 2020; February 12, 2020; April 1, 2020; October 30, 2020; November 10, 2020; December 7, 2020; July 15, 2021; August 11, 2021	Section 4(a)(2)
Convertible Notes	$900,000	1	Product Development and General Working Capital	November 15, 2021; April 8, 2022; October 11, 2022	Section 4(a)(2)
Warrant to Purchase Common Stock	N/A	256,328	N/A	October 7, 2022	Section 4(a)(2)
Option to Purchase Common Stock*	N/A	10,813,725**	N/A	June 3, 2020; March 10, 2021; July 20, 2021; September 7, 2021; February 15, 2022; March 8, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$725,099***	985	Product Development and General Working Capital	March 28, 2023	Reg. CF

*The Company effected a 10 to 1 stock split on March 24, 2021. All amounts shown are adjusted to reflect this stock split.

**5,108,204 options were subsequently cancelled and 17,530 were exercised.

***Includes $14,217 in SAFEs issued to the intermediary.

 See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
LiveOak Venture Partners II, LP	18,282,310 shares of Series A Preferred Stock	30.09%
Guillermo Francisco Cornejo	12,500,000 shares of Common Stock	20.57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $402,000 in cash and cash equivalents, leaving the Company with over 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In March 2023, the Company completed an offering pursuant to Regulation CF and raised $710,882.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 21, 2023

RidersShare Inc



Riders Share Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$338,400.21
Accounts Receivable	$0.00
Other Current Assets	$219,340.12
Total Current Assets	**$557,740.33**
Fixed Assets	$6,988.96
Other Assets	$0.00
TOTAL ASSETS	**$564,729.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$172,733.92
Credit Cards	$ -369.72
Other Current Liabilities	$834,795.64
Total Current Liabilities	**$1,007,159.84**
Long-Term Liabilities	
Convertible Notes	900,500.00
SVB Loan	500,000.00
Total Long-Term Liabilities	**$1,400,500.00**
Total Liabilities	**$2,407,659.84**
Equity	$ -1,842,930.55
TOTAL LIABILITIES AND EQUITY	**$564,729.29**

<h1 align="center">Riders Share Inc</h1>

<h2 align="center">Profit and Loss by Month</h2>

<p align="center">January - December 2022</p>

	JAN - DEC 2022	TOTAL
Income	$3,412,136.38	$3,412,136.38
Cost of Goods Sold	$2,370,439.89	$2,370,439.89
GROSS PROFIT	$1,041,696.49	$1,041,696.49
Expenses	$1,982,776.33	$1,982,776.33
NET OPERATING INCOME	$ -941,079.84	$ -941,079.84
Other Income	$6,260.00	$6,260.00
NET OTHER INCOME	$6,260.00	$6,260.00
NET INCOME	$ -934,819.84	$ -934,819.84

Riders Share Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-934,819.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-100,847.58**
Net cash provided by operating activities	**$ -1,035,667.42**
INVESTING ACTIVITIES	**$0.00**
FINANCING ACTIVITIES	**$1,300,000.00**
NET CASH INCREASE FOR PERIOD	**$264,332.58**
Cash at beginning of period	74,067.63
CASH AT END OF PERIOD	**$338,400.21**